EXHIBIT 99.1	ASX ANNOUNCEMENT (ASX: NVX)

Operations Update: Panasonic Energy Offtake

Chattanooga, TN (USA), 16 January 2026 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, today announced an update to the expected timing for commencement of mass production of anode material for its lead battery material customer, Panasonic Energy (“Panasonic”).

The Company previously indicated an expectation to begin mass production of battery-grade synthetic graphite for Panasonic and industrial-grade synthetic graphite for other customers in 2026. The Company still expects to begin mass production of industrial-grade graphite this year. Mass production of anode material for Panasonic is now expected to begin in the second half of 2027. Qualification of anode materials is a rigorous process, and timelines can vary depending on customer-specific material requirements and qualification protocols.

“The team at NOVONIX is pioneering new process technology and Panasonic is an exceptional development partner with whom we continue to work closely as we progress toward our shared objective of establishing the synthetic graphite supply chain in North America,” says Mike O’Kronley, CEO of NOVONIX.

Background

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NOVONIX entered into a binding off-take agreement with Panasonic for high-performance synthetic graphite anode material in February 2024.1
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The Company advised the market, in January 2025,2 that the commissioning of the mass production equipment required to support qualification of Panasonic’s specifications would be completed in the second half of 2025 with production planned to start in early 2026.
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In October 2025,3 the Company completed installation and commissioning of the mass-production equipment required to support qualification to Panasonic’s specifications.

This announcement has been authorised for release by Ron Edmonds, Chairman.

1 ASX Announcement 9 February 2024 titled ‘Panasonic Energy and NOVONIX Sign Binding Off-Take Agreement’.

2 ASX Announcement 31 January 2025 titled ‘Quarterly Activities Report’.

3 ASX Announcement 30 Oct 2025 titled ‘Quarterly Activities Report’.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

EXHIBIT 99.1	ASX ANNOUNCEMENT (ASX: NVX)

About NOVONIX
NOVONIX strives to reduce supply chain risk, support U.S. energy independence, and establish a resilient battery materials supply chain. The company is building a North American platform for critical battery materials—anchored by its Chattanooga, Tennessee headquarters and anode materials operations, expanding through its patented all-dry, precursor-free cathode synthesis technology, and supported by industry-leading battery cell testing and R&D services.

Together, these capabilities position NOVONIX as an integrated supplier of advanced battery materials and technologies powering the energy storage and electrification economy.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Investors: ir@novonixgroup.com
Media: media@novonixgroup.com

Cautionary Note Regarding Forward-Looking Statements
This communication contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements made regarding anticipated qualification and production timelines, the creation and development of new technology, anticipated production capacity at its facilities, improving and growing battery testing equipment and research and development services business, continued investment in and efforts to commercialize the cathode synthesis technology, and efforts to help localize the battery supply chain for critical materials and play a leading role in the transition to cleaner energy solutions.

The Company has based such statements on current expectations and projections about future events and trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of its furnace technology, ability to meet the

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

EXHIBIT 99.1	ASX ANNOUNCEMENT (ASX: NVX)

technical specifications and demand of existing and future customers, the accuracy of estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and compliance with the applicable terms of government funding and other support, ability to obtain patent rights effective to protect its technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory and economic developments in the United States, Australia, and other jurisdictions. These and other factors that could affect its business and results are included in its filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting the Company’s Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. The Company undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com